UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

byNordic Acquisition Corporation
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

124420100
(CINS Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS No. 124420100

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
0 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
0 shares
9		aggregate amount beneficially owned by each reporting person
0 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.0%
12		type of reporting person (See Instructions)
PN

CINS No. 124420100

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Management I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
0 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
0 shares
9		aggregate amount beneficially owned by each reporting person
0 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.0%
12		type of reporting person (See Instructions)
PN

CINS No. 124420100

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo SPAC Management I GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
0 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
0 shares
9		aggregate amount beneficially owned by each reporting person
0 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.0%
12		type of reporting person (See Instructions)
OO

CINS No. 124420100

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Capital Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
0 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
0 shares
9		aggregate amount beneficially owned by each reporting person
0 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.0%
12		type of reporting person (See Instructions)
PN

CINS No. 124420100

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Capital Management GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
0 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
0 shares
9		aggregate amount beneficially owned by each reporting person
0 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.0%
12		type of reporting person (See Instructions)
OO

CINS No. 124420100

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Management Holdings, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
0 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
0 shares
9		aggregate amount beneficially owned by each reporting person
0 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.0%
12		type of reporting person (See Instructions)
PN

CINS No. 124420100

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Apollo Management Holdings GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
0 shares
	6	shared voting power
0 shares
	7	sole dispositive power
0 shares
	8	shared dispositive power
0 shares
9		aggregate amount beneficially owned by each reporting person
0 shares
10		check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11		percent of class represented by amount in row (9)
0.0%
12		type of reporting person (See Instructions)
OO

Item 1.	(a)	Name of Issuer

byNordic Acquisition Corporation

	(b)	Address of Issuer’s Principal Executive Offices

Einar Hansens Esplanad 29,
Malmö, Sweden, 21175

Item 2.	(a)	Name of Person Filing

This statement is filed by (i) Apollo SPAC Fund I, L.P. (“SPAC Fund I”); (ii) Apollo SPAC Management I, L.P. (“SPAC Management I”); (iii) Apollo SPAC Management I GP, LLC (“SPAC Management I GP”); (iv) Apollo Capital Management, L.P. (“Capital Management”); (v) Apollo Capital Management GP, LLC (“Capital Management GP”); (vi) Apollo Management Holdings, L.P. (“Management Holdings”); and (vii) Apollo Management Holdings GP, LLC (“Management Holdings GP”). The foregoing are collectively referred to herein as the “Reporting Persons.”

SPAC Fund I held, but no longer holds, securities of the Issuer.

SPAC Management I serves as the investment manager for SPAC Fund I. The general partner of SPAC Management I is SPAC Management I GP.

Capital Management serves as the sole member of SPAC Management I GP. Capital Management GP serves as the general partner of Capital Management. Management Holdings serves as the sole member and manager of Capital Management GP, and Management Holdings GP serves as the general partner of Management Holdings.

	(b)	Address of Principal Business Office or, if none, Residence

The principal office of SPAC Fund I is 100 West Putnam Avenue, Greenwich, Connecticut 06830. The principal office of each of SPAC Management I, SPAC Management I GP, Capital Management, Capital Management GP, Management Holdings, and Management Holdings GP is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

	(c)	Citizenship

SPAC Fund I is a Cayman Islands exempted limited partnership. SPAC Management I GP, Capital Management GP, and Management Holdings GP are each a Delaware limited liability company. SPAC Management I, Capital Management, and Management Holdings are each a Delaware limited partnership.

	(d)	Title of Class of Securities

Class A common stock, par value $0.0001 per share (the “Common Stock”).

	(e)	CINS Number

124420100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Beneficial ownership information is reported as of December 31, 2023.

(a) Amount beneficially owned:

0 for all Reporting Persons

(b) Percent of class:

0% for all Reporting Persons

The percentages are based on 4,526,272 shares of Common Stock outstanding as of November 20, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 20, 2023.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:

0 for all Reporting Persons

(iii) Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:

0 for all Reporting Persons

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[The remainder of this page is intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

APOLLO SPAC FUND I, L.P.

	By:	Apollo SPAC Management I, L.P.,
its investment manager

		By:	Apollo SPAC Management I GP, LLC,
its general partner

			By:	/s/ William Kuesel
			Name:	William Kuesel
			Title:	Vice President

APOLLO SPAC MANAGEMENT I, L.P.

	By:	Apollo SPAC Management I GP, LLC,
its general partner

		By:	/s/ William Kuesel
		Name:	William Kuesel
		Title:	Vice President

APOLLO SPAC MANAGEMENT I GP, LLC

	By:	/s/ William Kuesel
	Name:	William Kuesel
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

	By:	Apollo Capital Management GP, LLC,
its general partner

		By:	/s/ William Kuesel
		Name:	William Kuesel
		Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

	By:	/s/ William Kuesel
	Name:	William Kuesel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC,
its general partner

	By:	/s/ William Kuesel
	Name:	William Kuesel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ William Kuesel
Name:	William Kuesel
Title:	Vice President